UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2013

001-35878

(Commission File Number)

Intelsat S.A.

(Translation of registrant’s name into English)

4 rue Albert Borschette

Luxembourg

Grand-Duchy of Luxembourg

L-1246

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Proposed Amendment of Intelsat Jackson Holdings S.A. Senior Secured Credit Facilities

On November 19, 2013, Intelsat S.A. announced that Intelsat Jackson Holdings S.A., its indirect wholly-owned subsidiary (“Intelsat Jackson”), is seeking an amendment of the credit agreement governing its senior secured credit facilities to, among other things, reduce the LIBOR floor, the ABR floor and the applicable margin with respect to the loans under the revolving credit facility and at least $1.75 billion of the loans under the term loan facility comprising the senior secured credit facilities and to extend the maturity of such loans. The proposed amendment of Intelsat Jackson’s senior secured credit facilities is subject to market and other conditions, and there can be no assurance that Intelsat Jackson will be able to enter into the amendment as described or at all.

In connection with lender meetings relating to the proposed amendment to the credit agreement described above, members of senior management of Intelsat S.A. expect to confirm prior guidance provided on October 31, 2013, that Intelsat’s full-year 2013 revenue will be below the lower end of the previously communicated range of $2.615-$2.640 billion by roughly one half percent, Adjusted EBITDA margin performance for the full year 2013 will be consistent with recent periods, capital expenditures are expected to range from $600 million to $675 million in 2013, $575 million to $650 million in 2014 and $775 million to $850 million in 2015 and significant customer prepayments under existing customer service contracts are expected to range from $100 million to $125 million in 2013, $75 million to $100 million in 2014 and $25 million to $50 million in 2015.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 19, 2013	INTELSAT S.A.

	By:	/s/ Michael McDonnell
	Name:	Michael McDonnell
	Title:	Executive Vice President and Chief Financial Officer